Exhibit 99(1)

21 June, 2004

BLB Investors, L.L.C.

Recommended cash offer for Wembley plc

Level of acceptances, extension of offer timetable and extension of offer

1. Level of acceptances

BLB Investors, L.L.C. (BLB Investors) announces that, in relation to the recommended cash offer (the Offer) made by J.P. Morgan plc on behalf of BLB Worldwide Acquisition, Inc. (BLB Acquisition), an indirect wholly-owned subsidiary of BLB Investors, and, in the United States, by BLB Acquisition itself, for the entire issued and to be issued share capital of Wembley plc (Wembley) as set out in the offer document dated 1st May, 2004 (the Offer Document), as at 3.00 p.m. (London time) on 19th June, 2004, valid acceptances of the Offer had been received in respect of 19,318,199 Wembley Shares representing approximately 55.6 per cent. of the existing issued share capital of Wembley.

Prior to the announcement of the Offer on 20th April, 2004, BLB Acquisition had acquired 7,732,500 Wembley Shares from Active Value (representing approximately 22.2 per cent. of Wembley’s issued share capital), all at a price of 800 pence for each Wembley Share.

Accordingly, as at 3.00 p.m. (London time) on 19th June, 2004, BLB Acquisition had acquired, or received valid acceptances of the Offer in respect of, 27,050,699 Wembley Shares representing approximately 77.8 per cent. of the existing issued share capital of Wembley.

Save as disclosed in this announcement or in the Offer Document, neither BLB Investors nor any persons acting or deemed to be acting in concert with BLB Investors held any Wembley Shares (or rights over any Wembley Shares) prior to the Offer Period and neither BLB Investors nor any persons acting or deemed to be acting in concert with BLB Investors have acquired or agreed to acquire any Wembley Shares (or rights over any Wembley Shares) since the commencement of the Offer Period.

2.     Offer timetable extended

Under the rules of the City Code on Takeovers and Mergers (the City Code), save with the consent of the Panel on Takeovers and Mergers (the Panel), the Offer may not become or be declared unconditional as to acceptances after midnight on the 60th day following posting of the offer document. “Day 60” of the Offer is 30th June, 2004.

The Offer is conditional on, inter alia, the receipt of confirmations from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and all other relevant state and federal regulators, on terms reasonably satisfactory to BLB Acquisition and Wembley that, upon the Offer becoming or being declared unconditional in all respects, all material licences and other operating authorities (however denominated) necessary for the operation of the Lincoln Park Business will have and will continue to have full force and effect on terms and conditions (including tax) which are no less favourable in any material respect than those currently enjoyed by Wembley (the US Regulatory Condition).

BLB Acquisition has not yet received the necessary confirmations to fulfil the US Regulatory Condition. It is anticipated that these confirmations will be obtained by early to mid-August. The Wembley Board has agreed, and the Panel Executive has consented, to an extension of Day 60 of the Offer timetable until such time as the US Regulatory Condition is satisfied. In these circumstances, the Panel Executive has ruled that “Day 52” of the Offer (which, under the current Takeover Code timetable, would be 22nd June, 2004) will instead be deemed to be the day after the announcement by BLB Acquisition that it has satisfied the US Regulatory Condition. The Panel Executive has confirmed that subsequent closing dates of the Offer will not be affected by this extension of the Offer timetable.

The Panel has also confirmed that BLB Acquisition will be entitled to invoke the US Regulatory Condition and lapse the Offer if the US Regulatory Condition has not been satisfied by midnight (EST) on 18th August, 2004 (or such later date, not being later than 31st August, 2004, as BLB and Wembley, with the consent of the Panel, may agree).

3. Extension of the Offer

The Offer has been further extended and will remain open for acceptance until 3.00 p.m. (London time) on 3rd July, 2004.

Forms of Acceptance not yet returned should be completed and returned in accordance with the instructions set out in the Offer Document and in the Form of Acceptance so as to be received as soon as possible and, in any event, by not later than 3.00 p.m. (London time) on 3rd July, 2004. Any further extensions of the Offer will be publicly announced by 8.00 a.m. (London time) on the business day following the day on which the Offer was otherwise due to expire.

The Offer remains subject to the terms and conditions set out in the Offer Document (other than as amended by this announcement).

Terms defined in the Offer Document bear the same meanings herein.

Enquiries:

J.P. Morgan plc
Edward Banks	Tel: +44 (0) 20 7742 4000
Tulchan Communications
Andrew Honnor	Tel: +44 (0) 20 7353 4200
Capita IRG Plc	Tel: 0870 162 3100 (or +44 20 8369 2157 if
telephoning from outside the UK)

The availability of the Offer to Wembley Shareholders who are not resident in the United Kingdom or the United States may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and the Offer is not capable of acceptance from or within Australia, Canada or Japan. Accordingly, copies of this announcement and any related documents are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada or Japan. Persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

The Offer in the United States is made solely by BLB Acquisition, and neither J.P. Morgan plc nor any of its respective affiliates is making the Offer in the United States.

JPMorgan, which is regulated by the Financial Services Authority in the United Kingdom, is acting for BLB Investors and no one else in connection with the Offer and will not be responsible to anyone other than BLB Investors for providing the protections afforded to clients of JPMorgan or for providing advice in relation to the Offer or any matters referred to in this document.